Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

March 9, 2007	Deborah S. Froling 202.857.6075 direct 202.857.6395 fax froling.deborah@arentfox.com
VIA EDGAR AND HAND DELIVERY
Ms. Jennifer R. Hardy
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:	ICON Leasing Fund Twelve, LLC Registration Statement on Form S-1 (File No. 333-138661)
Dear Ms. Hardy:
On behalf of our client, ICON Leasing Fund Twelve, LLC (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated February 7, 2007, with respect to the Registrant’s above-referenced Registration Statement on Form S-1 filed with the Commission on February 2, 2007 (the “Registration Statement”). The Registrant today filed via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”) revised to reflect changes, including those requested by your comments. Amendment No. 4 contains, among other changes, the revisions described below. For your convenience, we are delivering a courtesy package, which includes two copies of Amendment No. 4, one of which has been marked to show changes from Amendment No. 3 to the Registration Statement.
The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

SMART IN YOUR WORLD®	1050 Connecticut Avenue, NW Washington, DC 20036-5339 T 202.857.6000 F 202.857.6	1675 Broadway New York, NY 10019-5820 395 T 212.484.3900 F 212.484.3990	445 S. Figueroa Street, Suite 3750 Los Angeles, CA 90071-1601 T 213.629.7400 F 213.629.7401

Ms. Jennifer Hardy
March 9, 2007

Exhibit 5.1-Legal Opinion
1.	Item 601(b)(5) requires also that counsel opine whether the securities being registered are fully paid and non-assessable. Please revise the opinion to provide the analogous representations for a limited liability company, i.e., that members are not: (a) liable to the company to make any additional capital contributions with respect to the shares or (b) obligated personally for the debts, obligations or liabilities of the company solely by reason of being a member of the company.
Response: The Exhibit 5.1 opinion has been revised. Please see Exhibit 5.1 to Amendment No. 4.
Exhibit 8.1-Tax Opinion
2.	In the penultimate paragraph, please delete the word “solely” since shareholders are entitled to rely on the tax opinion.
Response: The opinion currently states that “the opinion letter is solely for the information and use of the addressee and the holders of the Offered Shares pursuant to the Prospectus” (emphasis added). Therefore, the shareholders are already entitled to rely on the tax opinion and no revisions were made to the Exhibit 8.1 tax opinion.
3.        We note the statement in this same paragraph that “this opinion ... speaks only as of the date hereof.” Please clarify that the opinion speaks through the date of effectiveness. Counsel can do this by either revising this statement or by filing the opinion dated the date of effectiveness.
Response: Counsel intends to file the final tax opinion dated as of the date of effectiveness.
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If you have any questions in connection with the Registrant’s responses to your comments, please feel free to call me at (202) 857-6075 or Joel S. Kress, General Counsel of ICON Capital Corp at (212) 418-4711.
Sincerely,
/s/ Deborah S. Froling
Deborah S. Froling
cc: Joel S. Kress, ICON Capital Corp.